October 24, 2005

Mail Stop 4561

Mark R. Keller
Chief Executive Officer
Republic Property Trust
1280 Maryland Avenue, S.W., Suite 280
Washington, D.C. 20024

      Re:	Republic Property Trust
		Registration Statement on Form S-11
      Filed September 26, 2005
		File No.  333-128554

Dear Mr. Keller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that much of the information on your website appears to have been drawn directly from your registration statement. It appears to constitute a non-conforming prospectus and may have the effect of conditioning the market. Please revise the contents of your website to remove all information that may be considered touting in nature including, without limitation, the sections on your competitive strengths and strategy. Also, please tell us when the information on the site was first published. Please include a reference to your website in your prospectus. Refer to Item 101(e)(3) of Regulation S-K
2. Please tell us the exemption from registration upon which you intend to rely for:
* the repayment, using REIT shares, of at least part of a loan associated with RKB Holding, L.P., described on page 9; and
* the award of restricted shares to your officers and employees, described on page 15.

Prospectus Summary
3. Please revise to explain the difference between "Class A,"
"Class
B" and "Class C" property.
4. Please limit your summary to the most significant aspects of your business and the most significant terms of the offering. Detailed descriptions of your markets, competitive strengths, and strategies are more appropriate for the body of your prospectus. If you choose to retain any of this disclosure, please substantially limit the information presented in the summary. Also, please avoid detailed disclosure that is repeated elsewhere in the prospectus, such as the terms of your options to acquire properties. Instead, summarize the most significant terms and include the detailed disclosure in the body of your prospectus.

Experienced Senior Management Team, page 2
5. To the extent you retain this disclosure, please avoid references to the aggregate or average experience of your management team.
Provide conforming changes throughout the prospectus.
6. Here and on page 80, please remove references to your annualized return. You may discuss your historical returns in detail in your MD&A.

Summary Risk Factors, page 5
7. Please add a risk factor addressing the fact, from page 33, that your managers and board have no experience operating a REIT or a public company.

Option Properties, page 7
8. To the extent you retain this disclosure, please revise the first full paragraph on page 8, to quantify, as of the most recent practicable date, unpaid debt and unreturned capital associated with each option property. Also, please discuss the anticipated minimum costs associated with these acquisitions in your section on liquidity.

Formation Transactions, page 8

Merger of RKB Holding L.P. into Our Operating Partnership, page 9
9. Please disclose the aggregate amount of cash and REIT shares that the Operating Partnership is obligated to issue in connection with the merger, prior to the reduction for the outstanding loan and tax liability. We note that the consideration is based on a previous election made by each RKB Holding partner.
10. Please identify the lender (including the nature of its affiliation with RKB Holding) and explain the purpose of the loan. Also, please disclose the source of the tax liability.

Management and Development Services, page 9

Contribution of Management and Development Services by Republic Properties Corporation, page 9
11. It appears that Republic Properties Corporation will receive OP units in exchange for the management and development agreements it will contribute to your Operating Partnership. We note that the disclosure states you "will" enter into an agreement relating to this contribution, suggesting that you have not yet done so. Please tell us why the issuance of OP units to Republic Properties Corporation in connection with this contribution agreement should not be integrated with the public offering.
12. Please disclose in this section the number of OP units that Republic Properties Corporation will receive under the terms of this agreement. Provide conforming disclosure on page 73. Republic Properties Corporation also appears to hold interests in The Portals management and development agreements. Please quantify the consideration it will receive for those interests as well and briefly describe the ownership of Republic Properties Corporation.

Outsourcing of Management and Development Services for The Portals Properties, page 10
13. Please disclose in this section the number of OP units or other consideration that Mr. Kramer and Mr. Grigg will receive for each of the interests described in this section.

Excluded Assets, page 11
14. Please discuss and quantify Mr. Kramer`s and Mr. Grigg`s interest in Republic Land Development, LLC, referred to on page 32, and identify the office properties it is currently engaged in developing.
Also, please quantify the interest in Market Square held by Mr. Kramer and Mr. Grigg.

Benefits to Related Parties, page 14
15. Please break out separately consideration to be paid for interests in property and management and development agreements.
16. Please discuss your efforts, described on page 66, to release Republic Properties Corporation from its guarantee of the loan on Pender Business Park.

Conflicts of Interest, page 15
17. Please provide a more detailed summary of these conflicts. Specifically identify the trustees and officers with conflicts and the nature of those conflicts. Merely stating that their interests may conflict with those of your other investors is not sufficient.
18. Please revise to discuss conflicts created by Mr. Leisch`s affiliation with Delta Associates. Identify the data you rely on in this prospectus and indicate whether any of it was prepared for you.

Proposed Line of Credit, page 16
19. Once known, please disclose the details of this loan, including negative financial covenants and default provisions. Also, please tell us whether you are negotiating this line of credit with any of your underwriters.

Our Tax Status, page 16
20. Please disclose that up to 25% of your assets may be held through your taxable REIT subsidiary and the portion of your initial assets that will be held by the TRS. Also, please disclose that all accumulated earnings retained in the TRS will be excluded from the 90% of REIT taxable income that is required to be distributed to shareholders.

Risk Factors, page 23
21. Where relevant, and only to the extent material, please discuss the following risks:

* risk, including total current liability, associated with any tax protection agreements you have entered into;

* the dilutive impact of equity issuances (or the equivalent) connected to the anticipated acquisition of the option properties;

* risk related to restrictive covenants in your existing loan agreements;

* risk related to any failure to obtain the anticipated line of credit or the terms of that line, if obtained;

* risk associated with cost concerns related to your City Center projected and expressed recently by West Palm Beach officials and residents. Refer to a September 5, 2005 report published by the Palm
Beach Post.

Our initial portfolio of properties, together with..., page 23
22. Please discuss with more specificity the volatility associated with the Northern Virginia real estate market, where you have the bulk of your assets. We note, for example, a May 9, 2005 article published by the Washington Post titled "Market Microcosm; Point West
Plaza Illustrates State of Northern Virginia Office Buildings." Your discussion should canvass recent recommendations by the Defense Base
Closure and Realignment Commission and the U.S. Department of Defense`s policy to move civilian employees to military bases.

If one or more of our tenants with early termination..., page 24
23. Please describe the early termination rights in more detail, including the required notice period and how much of your rental revenue is subject to early termination through 2006. Also, please identify any tenants holding early termination rights that account for a material part of your annual rental revenue.

We may be unable to renew existing leases..., page 24
24. If your leases subject to expiration are currently at above-market rates, please disclose this and quantify the difference.
Also, please discuss risks related to a decline in lease rates as these properties are re-let.

If we are not successful in efficiently integrating..., page 27
25. Please give examples of ways in which acquired properties might not be compatible with your growth strategy.

Required payments of principal and interest..., page 29
26. Please discuss the dilutive impact of equity offerings.

We could become highly leveraged in the future..., page 29
27. Please disclose your current leverage ratio and clarify what you consider to be "highly leveraged."

Our Chairman of the Board and our President..., page 32
28. Please discuss risks related to the fact that your senior officers may spend substantial amounts of their time on business unrelated to your own. Also, please discuss risks related to the fact that your senior officers may compete with you, insofar as your non-competition agreements have carved out exceptions for current business interests in your market.

We may assume unknown liabilities..., page 34
29. Please explain how you estimated the liability associated with RKB Holding and explain how this estimate may prove to be inaccurate.

Failure to qualify as a domestically-controlled REIT..., page 37
30. We note from your discussion of recent sales that you are relying in part on Regulation S for an exemption from registration.
Please
indicate here what percentage of your shares you expect to be held by non-U.S. shareholders following this offering.

Future sales of our common shares..., page 40
31. Please quantify the number of shares subject to conversion of operating partnership units and the number of restricted shares to be issued to your officers, employees and trustees. If you intend to register shares underlying your incentive plan, please discuss that here.

Use of Proceeds, page 43
32. We note from page 5 that your future growth is dependent on your acquisition of the Republic Square and Portals III properties. In light of this statement, please tell us whether you intend to use proceeds from this offering to acquire those properties. If so, include the disclosure required by Instruction 5 to Item 504 of Regulation S-K.

Distribution Policy, page 44
33. Please disclose in your narrative the sources of and any assumptions underlying estimated cash flows from operations and investing and financing activities. Please tell us whether your operating cash flow assumptions include any of the management and development contracts you intend to purchase from your affiliates. Please note, material assumptions that could impact distributions should be reflected in your summary disclosure on page 17.

34. Please clarify what percentage of the expected distributions will represent a return of capital, if any.

35. Tell us what consideration was given to expanding the preamble to include prominent disclosure clarifying that cash available for distribution is not an alternative to measures calculated under GAAP and that it is not a basis for determining future distributions.

36. Reference is made to the subtotals for estimated cash flows from operations, investing activities and financing activities and your disclosures regarding estimated distributions on page 45. Please revise as appropriate to indicate these amounts are for the twelve months ending June 30, 2006 or advise us.

37. Please tell us why you have presented estimated cash available for distribution applicable to common shares and operating units as shown at the bottom of your distribution table. The preamble to your distribution table only discusses distributions to be made to the holders of your common shares.

Note (3), page 46
38. Tell us your factual basis for including an adjustment for tenant recovery rents in your calculation of cash available for distribution.

39. Reference is made to your disclosure in the last paragraph of this footnote. For executed leases in which the space is unoccupied with certain termination provisions, please clarify if the space is currently available to be occupied or if it is still under development. Further, tell us if these amounts are presented on an annualized basis.

40. Please clarify if you have provided for decreases in contractual rental income due to lease expirations assuming no renewals for the twelve months ending June 30, 2006.
41. Please quantify assumptions related to the non-exercise of early termination clauses by governmental or corporate renters, other than
CACI. Also, please explain why you assume the non-exercise by CACI here but assume the exercise in footnote 8 on page 88.

Note (4), page 46

42. Tell us your factual basis for including adjustments for management fees and development fees in your calculation of cash available for distribution.

Management`s Discussion and Analysis, page 45
43. Where relevant, please discuss factors that may impact comparability of financial results. Refer to instruction 2 to Item
301 of Regulation S-K. For instance, we note that your historical results do not appear to reflect management and development fees, even on a pro forma basis. Please explain why.
44. Please discuss your management and development fees and all the activities of your taxable REIT subsidiary. Explain how you will account for these fees in light of the fact that at least a portion of them will be received from properties owned by you or related parties. To the extent that you can, please quantify anticipated management fees and the costs upon which your development fees will be based. For instance, we note that costs associated with City Center (of which you receive 2%) are projected to be $39.3 million.
Refer to a September 5, 2005 report published by the Palm Beach
Post.

Results of Operations for our Predecessor, page 59

Comparison of six months ended June 30, 2005 to six months ended
June
30, 2004
45. Please explain why interest expense rose significantly faster than rental income, leading to a net loss for the period. We note that you did not experience a similar divergence from 2003 to 2004.

Liquidity and Capital Resources, page 61
46. We note that you expect to have available cash of $18.7 million following the offering and planned debt repayments. Please revise to clarify whether this figure is net of anticipated cash payments to property contributors and improvement funds being held in escrow by lenders.
47. Please explain the basis of your belief that you will have sufficient cash to meet your liquidity needs over the next 12 months.
In analyzing this issue, you should quantify anticipated distributions, maintenance and revenue-enhancing capital expenditures, leasing costs and interest expense and discuss changes in your cash position in light of the contractual commitments described on pages 66 and 67 and the anticipated expenses associated with capital expenditures, tenant improvements and leasing commissions.

Short-Term Liquidity Requirements, page 62
48. Please confirm that the "maintenance capital expenditures" referred to here are the same as the "recurring capital expenditures" disclosed on page 89. If so, please explain why you did not incur substantial maintenance costs in 2004 and the first six months of 2005, and why you expect to incur them in the last half of this year.
Please explain why recurring maintenance costs would fluctuate so dramatically from period to period.

Additional Contractual Obligations, page 67
49. Please discuss anticipated costs associated with leasing commissions.

Quantitative and Qualitative Disclosures About Market Risk, page
70
50. Please disclose how much more (or less) a 100 basis point change in interest rates would cost you in the course of a year. Refer to
Item 305(a)(1)(A)(i) of Regulation S-K.

Formation Transactions, page 71
51. Please discuss, and file as an exhibit to your registration statement, any tax protection agreements that you may have entered into with your property holders.

Management and Development Services, page 73
52. If material, please disclose the amount of management fees payable under the agreements that will be contributed by Republic
Properties Corporation.

Formation Transaction Consideration, page 75
53. If true, please disclose that the values of the properties and other interests to be transferred to you, as well as the number of shares and operating partnership units and the amount cash to be exchanged for each, were fixed prior to the filing of this registration statement. Also, please, disclose those values for each property in tabular form and explain the difference between the aggregate valuation and the consideration paid, if any.

Business and Properties, page 76
54. Please discuss your role, if any, in the following reported projects:
* the New Kent County development project featured in an October
3,
2004 report published by the Richmond Times-Dispatch;
* the LifeSci Village project featured in an August 15, 2005 report published by the Washington Post;
* the Washington, D.C. "spec projects" discussed in a May 9, 2005 report published by the Washington Post ( if different from the Portals project);
* the Southside Generating Station project discussed in an April
11,
2005 report published by the Florida Times-Union, and the Riverwalk project discussed in a February 28, 2005 report published by the Palm
Beach Post.

To the extent any of these opportunities have not yet been awarded, please discuss your rights to pursue these opportunities in view of your non-competition covenants and carve-outs.

Overview, page 76
55. Here and in your prospectus summary, please avoid the use of unquantifiable or unverifiable marketing language. In the event that you choose to retain this kind of disclosure, please provide us with objective support for the following assertions:

* that you have a proven track record and substantial expertise in the creation of real estate value (please define value);

* that you have "successfully" executed highly focused acquisition and development strategies;

* that your founders have managed and developed some of the "most significant" landmark properties in the Washington, D.C. area;

* that your senior managers have significant experience in all aspects of the commercial property industry, including REIT management;

* that you are a "premier" developer in the Washington, D.C. area;

* that your senior managers have "extensive" and "long-standing" business and personal relationships with owners, developers, tenants and private and institutional sources of capital;

* that you have "substantial" expertise in structuring and negotiating successful public/private partnerships;

* that your tenants are  financially strong;

* that your founders have "considerable" experience developing complex projects requiring extensive government approvals;

* that you have a reputation as a trusted and reliable buyer of office properties.

Market Opportunity, page 77
56. Please provide us with copies of reports relied on or other support for the statistical claims made in this section.

Experienced Senior Management Team, page 79
57. Here and on page 81, in the discussion of your work as a developer, please refrain from referring to projects that you have not been involved in or make it clear in your disclosure that these projects are not a part of your portfolio and clarify the role each of your founders or senior managers played in them.

Proven Track Record of Developing Major Office Properties, page 81
58. Please omit or provide objective support for the statement on page 82 that projects in which your managers have been involved represent your ability to create "superior real estate values from investing in highly complex transactions."

Lease Expiration, page 88
59. Please explain why you assume in footnote 8 here (and footnote
7
on page 87) that CACI will exercise its early termination right while you do not assume the exercise of early termination rights by any of your other tenants, including your government tenants. If CACI has indicated that it intends to exercise its right, please disclose this and revise your prospectus throughout.

Individual Property Data, page 91
60. Please provide the disclosure required by Items 15(g) and (h) of
Form S-11 or tell us why it is not required.
61. Please provide the property level disclosure under Item 14(d) of
Form S-11, as required by Instruction 2, or tell us why it is not required.

Legal Proceedings, page 100
62. Please discuss the lawsuit involving Mission West Properties or tell us why disclosure is not required. Refer to the report published March 9, 2005 by the Daily Record.

Management, page 102

Executive Compensation, page 107
63. Please include 2004 compensation information to the extent your officers received compensation from your predecessor for similar employment activities (i.e., property management).

Employment and Non-competition Agreements, page 108
64. Please describe the terms of the non-competition agreements with
Mr. Kramer and Republic Properties Corporation in more detail. We note disclosure elsewhere in the document indicating that Mr. Kramer and Republic Properties Corporation will continue to hold interests in other real estate projects. Also, please define "change of control."

Certain Relationship and Related Transactions, page 115
65. Please revise your description of transactions involving
Messrs.
Kramer, Grigg and Keller to disclose cost and depreciation information, as required by Instruction 5 to Item 404(a) of Regulation S-K and Item 23 of Form S-11.
66. Please quantify the consideration flowing to related parties for each management and development agreement being contributed or outsourced to you.

Investment Policies and Policies with Respect to Certain
Activities,
page 127
67. Please provide the disclosure required by Items 12(d), (e),
(f)
and (h) of Form S-11.

Shares Eligible for Future Sale, page 141
68. Please revise to include shares underlying operating partnership units. Also, please quantify the shares you intend to register under your 2005 incentive plan.

Underwriting, page 166

Directed Share Program, page 168
69. We note that the underwriters have reserved shares for sale directly to your trustees, employees and other persons. Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
* whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;
* what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and
* how the procedures for the directed share program will differ from the procedures for the general offering to the public.

Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.

Electronic Distribution, page 169
70. We note that a prospectus will be available through the Internet.
Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares.
Please provide a detailed analysis of how the underwriters` procedures will comply with Section 5 of the Securities Act. Alternatively, please confirm that their procedures have been reviewed and cleared by the Division`s Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

Financial Statements

Republic Property Trust Financial Statements

2. Formation of the Trust and Offering Transaction, page F-4

71. Tell us your basis in GAAP for accounting for the formation transaction as a reorganization of entities under common control. Please demonstrate how the participating parties are under common control and clarify the ownership structure before and after the exchange. As appropriate, consideration should be given to expanding your disclosures accordingly.

72. Clarify how the merger of RKB Holding LP with the operating partnership will be accounted for and why.

Pro Forma Financial Statements

2. Adjustments to Pro Forma Condensed Consolidated Statements of
Operations, page F-15

73. Tell us what consideration you have given to disclosing a detail of the adjustments recorded for the Corporate Oaks and Campus at Dulles Technology Center similar to that disclosed for the Presidents
Park property.

Financial Statements RKB Washington Property Fund I L.P.

3. Assignment of Interest, page F-30

74. Explain to us your basis in GAAP for recording the real estate and property debt balances related to your acquisition of the Corporate Pointe IV property at historical cost basis.

Part II - Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities
75. Please state the specific rule under Regulation D that you are relying upon. Also, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation
S-
K.

Exhibits
76. Please file your legal and tax opinions with the next amendment or provide draft copies for us to review. We must review the opinions before we declare the registration statement effective.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related
matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.

Sincerely,




Karen J. Garnett
Assistant Director


cc:	Stuart Barr (via facsimile)

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Mark R. Keller
Republic Property Trust
October 24, 2005
Page 1